Exhibit 99.1

21 January 2005

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 21 January 2005 it purchased 50,000 of its ordinary shares at a price of 335 pence per ordinary share. 25,000 of these shares will be held as treasury shares and 25,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 50,000 shares and excluding treasury shares) is 520,506,073. Following the above purchase, Mitchells & Butlers plc holds 1,717,967 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.

ENDS